STRATTEC SECURITY CORPORATION
3333 West Good Hope Road
Milwaukee, WI 53209

March 20, 2017

SENT VIA EDGAR

Ms. Lyn Shenk, Branch Chief, Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Strattec Security Corporation Form 10-K: For the fiscal year ended July 3, 2016 Filed September 8, 2016 Commission file number: 000-25150

Dear Ms. Shenk,

The following is the response of STRATTEC SECURITY CORPORATION ("STRATTEC," "we" or the "Company") to the comment in the letter of the staff of the United States Securities and Exchange Commission (the "Commission") dated March 10, 2017 (the "Comment Letter") related to the Company's Annual Report on Form 10-K for the fiscal year ended July 3, 2016 filed with the Commission on September 8, 2016.  For reference purposes, the text of the Comment Letter has been reproduced below for the only numbered paragraph in such letter.

Form 10-K for the fiscal year ended July 3, 2016
Exhibit 13, 2016 Annual Report

Notes to Financial Statements, page 38

Retirement Plans and Postretirement Costs, page 53

Comment No. 1

We note your disclosure that on April 2, 2014, your Board of Directors approved a resolution to terminate your Qualified Pension Plan. Your disclosure states that the termination is subject to the Internal Revenue Service’s (“IRS”) determination that the Qualified Pension Plan is qualified on termination and you believe it will take 18 to 24 months to finalize the complete termination after obtaining IRS approval. You state that you have not yet received IRS approval that the Qualified Pension Plan is qualified on termination. Considering that your disclosure has not significantly changed since your Form 10-K for the fiscal year ended June 29, 2014, please update us in greater detail as to the status of the termination of your Qualified Pension Plan and revise your disclosure as appropriate.

United States Securities and
Exchange Commission
March 20, 2017

Response to Comment No. 1

As disclosed in our previous filings with the Commission, including the Company's Annual Report on Form 10-K  for the fiscal year ended July 3, 2016, STRATTEC's Board of Directors approved on April 2, 2014 a resolution to terminate the STRATTEC qualified, noncontributory defined benefit pension plan (the "Pension Plan").  The termination of the Pension Plan is contingent upon receipt of an IRS determination letter that the Pension Plan was qualified on termination.  Additionally, because the Pension Plan covers both union and non-union STRATTEC employees, the termination of the Pension Plan was a mandatory subject of bargaining.  After conducting negotiations, the union did subsequently approve termination of the Pension Plan.  Subsequent to receipt of this union approval of termination, the Company has undertaken and continues to undertake, numerous internal administrative work in preparation for the termination of the Pension Plan.  The Company, however, has not yet terminated the Pension Plan. Moreover, the Company has not yet filed a request with the IRS for a determination letter, and therefore, it has not yet received IRS approval that the Pension Plan is qualified on termination.  The Company intends to submit its request to the IRS for a determination letter that the Pension Plan is qualified on termination prior to the end of the 2017 calendar year. Depending upon the time period for receipt of the IRS determination letter, the Company then intends to terminate the Pension Plan prior to the end of the 2018 calendar year.  Accordingly, there have been no significant developments regarding our planned termination of the Pension Plan from what has been disclosed in our prior filings with the SEC.

In our future filings, including in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, we will update our disclosure on termination of the Pension Plan in line with the above updates and for any significant new changes or developments.

Thank you for your consideration of our responses to the Comment Letter.  Please do not hesitate to contact the undersigned at (414) 247-3435 with any questions or comments regarding any of the foregoing.

Very truly yours,

STRATTEC SECURITY CORPORATION

/s/ Patrick J. Hansen
Patrick J. Hansen
Senior Vice President-Chief Financial Officer,
Treasurer and Secretary